March 17, 2015

Via Email

United States Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-7010

ATTENTION:

David Link

Special Counsel

Re: Bella Costa Designs, Inc.

Registration Statement on Form S-1

Filed January 9, 2015

File No. 333-201403

Cover page

1. We reissue comments 2 and 3 of our letter dated February 5, 2015. Please limit your prospectus cover page to one page and include the date.

Response: We have revised prospectus cover page accordingly.

Bella Costa Designs Inc., page 6

2. We note your revisions in which you indicate you will need at least $10,000 for legal and professional fees and that your monthly burn rate will be $833. You also indicate that the burn rate is your monthly professional expenses plus general and administrative expenses to stay in business divided by 12 months. Given your burn rate it appears that you expect to not have any general and administrative expenses to stay in business during the first year. Please advise or revise as appropriate.

Response: We have revised the date of the prospectus.

The Offering, page 7

3. We note your revised disclosure in response to comment 4 of our letter dated February 5, 2015 and we reissue the comment. Please reconcile the offering termination date on your cover page with the termination date in this section. In addition, please clarify, if true, that the offering can terminate upon the earlier of 180 days post effectiveness or when all 4,000,000 shares are sold.

Response: We have revised it accordingly.

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Use of Proceeds, page 13

4. We note your response and revised disclosure in response to comment 7 of our letter dated February 5, 2015. In particular, we note that you have deleted the $10,000 in offering expenses. Please revise to include the offering expenses after the gross offering amount and present a net proceeds line item. Please also revise your Use of Proceeds table to add footnotes which address what the “offering expenses” consist of and what expenses are included in the “legal and professional fees” category.

Response: The offering fees are those that are associated with the filling of the form S-1 and will be paid already by the time company raises funds. Therefore, the company does not have to pay for the offering fees out of proceeds because those fees will be paid before the proceeds. We included the footnote to describe what “Legal and Professional fees” are.

5. We note in connection with your deletion of the offering expenses from the Use of Proceeds table you increased the amounts allocated to clothing import. Please adjust your amounts of clothing imports given you need to reflect the offering expenses in your Use of Proceeds table.

Response: As we described in question # 4, the offering expenses will not be paid out of net proceeds. The updated amounts will be allocated to clothing import.

6. We note that under your use of proceeds for $60,000 you state “Establishing an office: will increase to $2,000 as we intend to buy a professional camera ....” We note that you plan on establishing an office if $40,000 is raised with the expenses being $2,000 so it appears that the amount under $60,000 for establishing an office should be $4,000. Please revise or advise.

Response: We corrected our mistake accordingly.

Dilution, page 16

7. Please revise the dilution tables to update the information as of the most recent balance sheet included in your Form S-1. In this regard, we note that the net tangible book value as of January 31, 2015 was $111 as reflected on page F-1.

Response: We have updated the dilution table accordingly.

8. We note your revised disclosure in response to comment 13 of our letter dated February 5, 2015 and we partially reissue the comment. Please revise to include a comparison of the amount of the public contribution, as if the offering is fully sold, along with their number of shares and percentage of ownership to Mr. Perez’s contribution along with his number of shares and percentage of ownership.

Response: We have included a table showing the comparison.

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Certain Relationships and Related Transactions, page 25

9. We note your response to comment 17 and we reissue the comment. Please provide the disclosure required by Item 404(c) of Regulation S-K. See also Item 404(d)(2) of Regulation S-K.

Response: We have revised the disclosure accordingly.

Experts, page 28

10. We note under the Financial Statements heading on page 28 where you indicate that the financial statements of BC Designs, Inc. included in the registration statement have been included in reliance upon the opinion of Li and Company, PC given their authority as an expert in auditing and accounting. Please include a similar statement under the Expert heading.

Response: We have revised the statement under Experts heading accordingly.

Bella Costa Designs, Inc. January 31, 2015 Index to Financial Statements, page 29

Balance Sheets at January 31, 2015 (Unaudited) and October 31, 2014, page F-1

11. Please revise the disclosure of 500,000 shares issued and outstanding to reflect 4,500,000 common shares issued and outstanding, as disclosed in the stockholders’ equity footnote on page F-14

Response: We have revised the amounts accordingly and updated the dilution table.

Exhibits

Exhibit 99.1 Subscription Agreement

12. We note the statement in the subscription agreement that the subscriber “acknowledges as having received and read.” (emphasis added) This representation is inappropriate and should be deleted from the subscription agreement. Revise to delete this representation.

Response: We have revised our subscription agreement accordingly.

Sincerely,

/s/ Nelson Perez

President

Bella Costa Designs, Inc.

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